UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024
Commission File Number: 001-40212

Connect Biopharma Holdings Limited
(Translation of registrant’s name into English)

12265 El Camino Real, Suite 350
San Diego, CA 92130, USA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On September 5, 2024, Connect Biopharma Holdings Limited (the “Company”) reported the Company’s financial results for the six-month period ended June 30, 2024. This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration No. 333-264340) and Form S-8 (Registration Nos. 333-254524 and 333-266006) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
Notwithstanding the foregoing, the information set forth in the attached Exhibit 99.1 shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, whether made before or after the date hereof, except as expressly provided by specific reference in such a filing. The furnishing of the attached exhibits is not an admission as to the materiality of any information therein. The information contained in the exhibits may comprise summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC, through press releases, by updating its website or through other public disclosures.
All references in this annual report to "$" and "US$" mean U.S. dollars and all references to "RMB" mean renminbi.
i

CONNECT BIOPHARMA HOLDINGS LIMITED
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONNECT BIOPHARMA HOLDINGS LIMITED
Unaudited Interim Condensed Consolidated Statements of (Loss) / Income
(In US$ thousands, except per share data)

		For Six Months Ended June 30,
	Notes	2023	2024

Revenue from contracts with customers	5	$—	$24,116

Total revenue		—	24,116

Research and development expenses	6	(26,642)	(13,316)
Administrative expenses	6	(8,095)	(8,282)
Other income	8	1,468	2,570
Other gains - net	9	1,163	2,220

Operating (loss) / income		(32,106)	7,308

Finance income	10	1,706	411
Finance cost	10	(10)	(10)

Finance income - net		1,696	401

Net (loss) / income before income tax		(30,410)	7,709
Income tax expense	11	(64)	(60)

Net (loss) / income		$(30,474)	$7,649

Net (loss) / income attributable to:
Owners of the Company		$(30,474)	$7,649

Net (loss) / income per share
Basic	12	$(0.55)	$0.14
Diluted	12	$(0.55)	$0.14
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED
Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss) / Income
(In US$ thousands, except per share data)

		For Six Months Ended June 30,
	Notes	2023	2024

Net (loss) / income		$(30,474)	$7,649

Other comprehensive loss

Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(897)	(178)
Changes in the fair value of debt instruments at fair value through other comprehensive income	15	222	11

Other comprehensive loss, net of tax		(675)	(167)

Total comprehensive (loss) / income		$(31,149)	$7,482

Total comprehensive (loss) / income attributable to:
Owners of the Company		$(31,149)	$7,482
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(In US$ thousands)

		December 31,	June 30,
	Notes	2023	2024

ASSETS
Non-current assets
Property, plant and equipment, net	13	$4,274	$4,202
Right-of-use assets, net	14	453	317
Intangible assets		62	57
Other non-current assets		132	96
Total non-current assets		4,921	4,672

Current assets
Cash and cash equivalents	17	106,007	110,174
Other receivable and prepayments	16	2,318	2,163
Contract assets	5	—	3,561
Investments:
Financial assets at fair value through other comprehensive income	3, 15	12,646	—
Total current assets		120,971	115,898
Total assets		$125,892	$120,570

LIABILITIES
Non-current liabilities
Lease liabilities	14	$180	$73
Deferred income		405	394
Total non-current liabilities		585	467

Current liabilities
Lease liabilities	14	285	252
Trade payables		7,660	5,701
Other payables and accruals	20	2,999	3,671
Contract liabilities	5	13,320	—
Total current liabilities		24,264	9,624
Total liabilities		24,849	10,091
Net assets		101,043	110,479

SHAREHOLDERS’ EQUITY
Share capital	18	10	10
Share premium	18	628,707	628,871
Treasury shares		(180)	(180)
Share-based compensation reserve		19,731	21,521
Other reserves		(7,878)	(8,045)
Accumulated losses		(539,347)	(531,698)
Total shareholders’ equity		101,043	110,479

Total liabilities and shareholders’ equity		$125,892	$120,570
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(In US$ thousands)

	Notes	Share capital	Share premium	Treasury shares	Share-based compensation reserves	Other reserves	Accumulated losses	Total shareholders’ equity

Balance at December 31, 2022		$10	$628,661	$(180)	$16,473	$(7,628)	$(479,844)	$157,492

Comprehensive loss for the six months ended June 30, 2023
Net loss for the six months ended June 30, 2023		—	—	—	—	—	(30,474)	(30,474)
Unrealized gains from fair value change of financial assets at fair value through other comprehensive income	15	—	—	—	—	222	—	222
Exchange differences		—	—	—	—	(897)	—	(897)
		—	—	—	—	(675)	(30,474)	(31,149)

Transactions with owners
Issuance of ordinary shares		—	22	—	—	—	—	22
Share-based compensation	19	—	—	—	2,300	—	—	2,300
		—	22	—	2,300	—	—	2,322

Balance at June 30, 2023		$10	$628,683	$(180)	$18,773	$(8,303)	$(510,318)	$128,665
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(In US$ thousands)

	Notes	Share capital	Share premium	Treasury shares	Share-based compensation reserves	Other reserves	Accumulated losses	Total shareholders’ equity

Balance at December 31, 2023		$10	$628,707	$(180)	$19,731	$(7,878)	$(539,347)	$101,043

Comprehensive loss for the six months ended June 30, 2024
Net income for the six months ended June 30, 2024		—	—	—	—	—	7,649	7,649
Unrealized gains from fair value change of financial assets at fair value through other comprehensive income	15	—	—	—	—	11	—	11
Exchange differences		—	—	—	—	(178)	—	(178)
		—	—	—	—	(167)	7,649	7,482

Transactions with owners
Issuance of ordinary shares	18	—	20	—	—	—	—	20
Exercise of stock options	18	—	144	—	(49)	—	—	95
Share-based compensation	19	—	—	—	1,839	—	—	1,839
		—	164	—	1,790	—	—	1,954

Balance at June 30, 2024		$10	$628,871	$(180)	$21,521	$(8,045)	$(531,698)	$110,479
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(In US$ thousands)

		For the Six Months Ended June 30,
	Notes	2023	2024

Cash flows from operating activities
Cash used in operations		$(32,334)	$(10,322)
Interest received		1,179	2,348

Net cash used in operating activities	21	(31,155)	(7,974)

Cash flows from investing activities
Purchase of property, plant and equipment		(289)	(436)
Purchase of financial assets at fair value through other comprehensive income	3	(31,028)	—
Proceeds from maturity of financial assets at fair value through other comprehensive income	3	65,440	12,757
Payment of investment management fee	21	(35)	(44)

Net cash generated from investing activities		34,088	12,277

Cash flows from financing activities
Proceeds from exercise of options		—	82
Proceeds from issuance of ordinary shares	18	22	20
Payment for lease liabilities	14	(144)	(148)

Net cash used in financing activities		(122)	(46)

Net increase in cash and cash equivalents		2,811	4,257
Cash and cash equivalents at the beginning of the six months ended		79,010	106,007
Effects of exchange rate changes on cash and cash equivalents		(212)	(90)

Cash and cash equivalents at end of the six months ended		$81,609	$110,174
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
1.                      General Information and Basis of Presentation
1.1 General Information
Connect Biopharma Holdings Limited (the “Company”) was incorporated in November 2015 in the Cayman Islands as an exempted company with limited liability. The address of the Company’s registered office is P.O. Box 613, Harbour Centre, George Town, Grand Cayman, KY1-1107, Cayman Islands. The Company completed its initial public offering (“IPO”) on March 23, 2021 and the Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Global Market (“Nasdaq”) since then. Each ADS of the Company represents one ordinary share, par value US$0.000174 per share.
The Company and its subsidiaries (collectively, the “Group”) is a clinical-stage company focused on the discovery and development of next-generation immune modulators for the treatment of serious autoimmune diseases and inflammation. The Group has leveraged its expertise in the biology of T cell modulation to build a portfolio of drug candidates consisting of small molecules and antibodies targeting critical pathways of inflammation.
Connect Biopharma HongKong Limited (“Connect HK”) is a direct wholly owned subsidiary of the Company and the Group carries out its business through Connect HK’s wholly owned subsidiaries: Suzhou Connect Biopharma Co., Ltd. (“Connect SZ”), Connect Biopharm LLC (“Connect US”) and Connect Biopharma Australia PTY LTD (“Connect AU”).
1.2 Basis of Presentation
The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, issued by the International Accounting Standards Board ("IASB"). Accordingly, they do not include all of the information and footnotes required by International Financial Reporting Standards Accounting Standards ("IFRS Accounting Standards") as issued by the IASB. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with IFRS Accounting Standards have been condensed or omitted.
The unaudited interim condensed consolidated financial statements include adjustments of a normal recurring nature, as necessary, for the fair statement of the Company’s financial position as of June 30, 2024, and results of operations and cash flows for the six months ended June 30, 2023 and 2024. The consolidated balance sheet as of December 31, 2023 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by IFRS Accounting Standards. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with audited consolidated financial statements and related footnotes for the years ended December 31, 2022, and 2023 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023. The accounting policies applied, other than the adoption of new or amended standards as described in Note 2, are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2024 are not necessarily indicative of the results expected for the full fiscal year or for any future period.
Liquidity
Since inception, the Group has incurred accumulated losses of US$531.7 million. For the six months ended June 30, 2024, the Group had net operating income of US$7.3 million and net operating cash outflow of US$8.0 million. The principal sources of funding have historically been cash contributions from equity financings and cash receipts under a license agreement. As of June 30, 2024, the Group had net assets of US$110.5 million, including cash and cash equivalents of US$110.2 million. Taking this into consideration, the Group believes it will have sufficient available financial resources to meet its obligations and working capital requirements for at least the next twelve months from the date of issuance of these interim condensed consolidated financial statements. Accordingly, the Group considers that it is appropriate to prepare the consolidated financial information on a going concern basis.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
2.                      Summary of Accounting Policies
The accounting policies and method of computation used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the audited consolidated financial statements for the preceding fiscal years included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.
New and amended standards and interpretations adopted by the Group

Effective for annual periods beginning on or after
Amendments to IAS 1*	Classification of liabilities as current or non-current	January 1, 2024
Amendments to IAS 1*	Non-current liabilities with covenants	January 1, 2024
Amendments to IFRS 16*	Lease liability in a sale and leaseback transaction.	January 1, 2024
Amendments to IAS 7 and IFRS 7*	Disclosures on supplier finance arrangements and their effects in the financial statements.	January 1, 2024
*There was no significant impact to the consolidated financial statements from adoption.
New and amended standards and interpretations not yet adopted by the Group

Effective for annual periods beginning on or after
Amendments to IAS 21*	Lack of exchangeability	January 1, 2025
Amendments to IAS 28 and IFRS 10*	Sale or contribution of assets between an investor and its associate or joint venture.	To be determined
Amendments to IFRS 9 and IFRS 7*	Amendments to the classification and measurement of financial instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11*	Annual improvements to IFRS	January 1, 2026
IFRS 18*	Presentation and disclosures in financial statements	January 1, 2027
IFRS 19*	Subsidiaries without public accountability: disclosures	January 1, 2027
*The Company is in the process of evaluating the impact of the change on the consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
3.                      Fair Value Estimation
The table below summarizes the Group’s financial instruments carried at fair value as of December 31, 2023 and June 30, 2024 by level of the inputs used to measure fair value.

(In thousands)

As of December 31, 2023	Level 1	Level 2	Level 3	Total

Assets
Cash equivalents	$78,317	$—	$—	$78,317
Financial assets at fair value through other comprehensive income (current)	1,750	10,896	—	12,646
Total	$80,067	$10,896	$—	$90,963

As of June 30, 2024	Level 1	Level 2	Level 3	Total

Assets
Cash equivalents	$79,089	$—	$—	$79,089
Total	$79,089	$—	$—	$79,089
There were no transfers between Levels 1, 2 and 3 during the periods.
Financial instruments in Level 1
The fair value of financial instruments identified as Level 1 are supported by quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.
Financial instruments in Level 2
The fair value of financial instruments identified as Level 2 is determined by the use of valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific measures. For these financial instruments, all significant inputs required as inputs to fair value are observable.
Financial instruments in Level 3
If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.
Specific valuation techniques used to value financial instruments include:
•Quoted market prices or dealer quotes for similar instruments;
•Comparison of accreted purchase price at trade date to face value at maturity and comparison to prices of subsequent similar transactions; and
•A combination of observable and unobservable inputs, including expected rate of return, risk-free rate, expected volatility, discount rate for lack of marketability, bond terms and conditions, current performance data, etc.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
3.                      Fair Value Estimation (continued)
Financial assets at fair value through other comprehensive income ("FVOCI") are reflected as Level 1 and 2 instruments, as short-term investments. The following table presents the changes in Level 1 and 2 instruments of short-term investments for the six months ended June 30, 2023 and 2024.

	Six Months Ended June 30,
	2023	2024
(In thousands)
Financial assets at fair value through other comprehensive income
Opening balance	$82,847	$12,646
Additions	31,028	—
Settlements (including coupon interest received)	(65,440)	(12,757)
Accrued interest	255	1
Discount Accreted	1,045	99
Change in fair value debited to other comprehensive (loss) / income*	222	11
Closing balance	$49,957	$—
*includes unrealized gains / (losses) recognized in other comprehensive (loss) / income attributable to balances held at the end of the reporting period
The Group did not have any Level 3 investment activity during the six months ended June 30, 2023 and June 30, 2024.
Investments in money market funds are reflected as Level 1 instruments. The following table presents the changes in Level 1 instruments of money market funds, which are included in cash equivalents for the six months ended June 30, 2023 and 2024.

	Six Months Ended June 30,
	2023	2024
(In thousands)
Financial assets at fair value through profit or loss
Opening balance	$18,368	$78,317
Additions	65,440	12,757
Settlements (including coupon interest received, net of fees)	(31,118)	(14,043)
Interest income credited to profit or loss (Note 9)	782	2,058
Closing balance	$53,472	$79,089
The carrying amounts of the Group’s other financial assets and liabilities, including cash at banks, other receivables, trade payable and other payables, approximate their fair values.
4.                      Critical Accounting Estimates and Judgments
The preparation of the interim condensed consolidated financial statements requires the use of accounting estimates which, by definition, may not equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.
In preparing the interim condensed consolidated financial statements, the nature of significant judgments made by management in applying accounting policies and the key sources of estimation uncertainty were consistent with those described in the audited consolidated financial statements for the preceding fiscal years included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
5.                      Revenue Recognition
On November 21, 2023 (the “Effective Date”), the Group announced that two of its wholly owned subsidiaries, Connect HK and Connect SZ (together, the “Licensor”), entered into an exclusive license and collaboration agreement (the “License Agreement”) with Simcere Pharmaceutical Co., Ltd. (the “Licensee” or “Simcere”), a subsidiary of Simcere Pharmaceutical Group Ltd. to develop and commercialize rademikibart in Greater China, including mainland China, Hong Kong, Macau, and Taiwan (the "Territory").
The Licensee has been granted exclusive rights to develop, manufacture and commercialize rademikibart for all indications in Greater China, while the Licensor retains rights in all other markets. Under the License Agreement, the Licensor will complete all of rademikibart’s ongoing clinical trials and related analysis in Greater China in atopic dermatitis (“AD”), while the Licensee will be responsible for rademikibart’s new drug application for AD in China and will also conduct and be responsible for the costs of all future clinical studies in all additional disease indications, including asthma, for rademikibart in Greater China.
The License Agreement includes upfront license fees, reimbursement of research and development costs and contingent consideration payments based on the achievement of collaboration objectives and milestones. According to the terms of the License Agreement, the Licensor is eligible to receive a 150 million RMB (approximately US$21 million) upfront payment, up to 875 million RMB (approximately US$123 million) for potential development and commercial milestones payments and clinical cost reimbursements, in addition to royalties up to low double-digit percentages of net sales.
Simcere License Agreement
The Group concluded that the License Agreement is in the scope of IFRS 15, Revenue from Contracts with Customers.

Under IFRS 15, the Group evaluated whether the goods or services promised to the Licensee in the License Agreement represent separate or combined performance obligations. The Group determines goods or services promised under a contract as material performance obligations under the contract only if such good or service is distinct; or series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer (i.e. each distinct good or service in the series is satisfied over time and the same method is used to measure progress). The Group has determined that the following goods or services within the License Agreement represent separate material performance obligations:

(i)the grant of license to the intellectual property ("IP"); and
(ii)the performance of development services to continue and complete the ongoing trials.

Contract Term

The term of the License Agreement is coterminous with the period up to which sales-based royalty payments shall be made, which is approximately 12 years after commercialization of the licensed compound. After this period, the license is considered fully paid and Simcere can continue to exploit the rights in the license in the Territory.

Transaction Price

At the Effective Date, the Group determined the transaction price to be 180 million RMB, including VAT (approximately US$25.2 million), which is comprised of (i) a 150 million RMB (approximately US$21.1 million) upfront payment for the grant of the license to the Licensee and (ii) 30 million RMB (approximately US$4.1 million) of cost reimbursement upon delivery of certain clinical trial reports. As of June 30, 2024, the Group had received the entire 150 million RMB (approximately US$21.1 million) of the upfront payment.

The Group considers future development and regulatory milestone payments under the arrangement, to the extent that the inclusion of such variable consideration could result in a significant reversal of cumulative revenue in future periods, to be constrained at the Effective Date because these milestones are not within the control of the Group. As of June 30, 2024, the Group had received 5.0 million RMB (approximately US$0.7 million) for the achievement of a transfer of know-how milestone, which is added to the transaction price and directly allocated to the performance obligation of the grant of license to the IP, resulting in a cumulative transaction price of 185 million RMB, including VAT (approximately US$25.9 million).

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
5.                      Revenue Recognition (continued)
Sales-based milestone payments and royalties are payable when annual sales of a covered product reach specified levels. When an IP license is determined to be a predominant promise in the arrangement, sales-based milestone payments and royalties are recognized at the later of when the associated performance obligation has been satisfied or when the sales occur.

Allocation of the Transaction Price

The transaction price is generally allocated to the identified performance obligations based on the relative standalone selling price of each distinct performance obligation. However the Group has allocated certain regulatory and development milestone payments only to certain specific performance obligation(s) where the terms of such payments relate specifically to the Group’s efforts to satisfy the respective performance obligation, and provided that such allocation is consistent with the objective that transaction price is allocated to each performance obligation in order to reflect the consideration to which the Group expects to be entitled to receive in exchange for satisfying those performance obligations.

Recognition

The Group utilizes judgment to assess when control of the goods and services transfers to the Licensee, to determine whether the performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. When recognizing revenue over time, the Group evaluates the measure of progress each reporting period on a cost-to-cost basis because the Licensee simultaneously receives and consumes the benefits provided by the Group's efforts and, if necessary, adjusts the progress of performance and related revenue recognition.

During the six months ended June 30, 2024, the Group recognized 171.6 million RMB (approximately US$24.1 million) out of the cumulative transaction price, net of VAT, of 174.5 million RMB (approximately US$24.4 million). Specifically, for the performance obligation to provide a right to use the Company's license of IP, the Group recognized revenue of 167.1 million RMB (approximately US$23.4 million) at a point in time when the license was substantially transferred to the Licensee, who can thereafter direct the use of, and obtain substantially, all of the remaining benefits from the license. Additionally, the Group recognized revenue of 4.5 million RMB (approximately US$0.7 million) on an over time basis for the development services based on the percentage of completion of such services. For the six months ended June 30, 2024, the Group recognized the following amounts for the related performance obligations:

	Allocated Cumulative Transaction Price	Revenue Recognized
		Six Months Ended June 30, 2024
(US$ in millions)
License of IP	$23.3	$23.3
Development services	0.9	0.7
Other obligations	0.2	0.1
	24.4	$24.1
VAT	1.5
	$25.9

Contract Assets

Contract assets representing amounts for the Group's right to consideration in exchange for goods or services that has been transferred to Simcere, which will be classified as a receivable when the Group's right to consideration is no longer conditional under the License Agreement, were nil and 26.6 million RMB (approximately US$3.6 million) as of December 31, 2023 and June 30, 2024, respectively.

Contract Liabilities

As of December 31, 2023, the Group had a contract liability for the upfront fee received under the License Agreement of 100.0 million RMB, less VAT of 5.6 million RMB (approximately US$13.3 million). As of June 30, 2024, the Group had a balance of nil for contract liabilities under the License Agreement.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
6.                      Expenses by Nature

	Six Months Ended June 30,
	2023	2024
(In thousands)
Clinical trials related expenses (i)	$19,947	$7,087
Employee benefit expenses (i, Note 7)	9,117	8,290
Professional service fees	4,168	4,493
Depreciation and amortization	507	476
Research and development materials and consumable supplies	298	456
Office expenses	399	384
Others	301	412
	$34,737	$21,598
(i)The Group incurs costs for fees from third parties and personnel costs in connection with its research and development activities. These costs are recognized within clinical trials related expenses and employee benefit expenses over the period in which services are performed.
7.                      Employee Benefit Expenses

	Six Months Ended June 30,
	2023	2024
(In thousands)
Wages, salaries and bonuses	$5,750	$4,744
Share-based compensation expenses (ii, Note 19)	2,300	1,839
Severance costs (i)	—	854
Welfare expenses	967	748
Housing funds	100	105
	$9,117	$8,290
(i)In June 2024, through its subsidiary, Connect US, the Company has entered into an employment transition agreement (the “Zheng Wei Transition Agreement”) with Zheng Wei, Ph.D. Pursuant to the Zheng Wei Transition Agreement, Dr. Zheng Wei has agreed to serve as a non-executive employee in the role of Senior Advisor to the Company until the earlier of (i) December 31, 2024, or (ii) the date on which Dr. Zheng Wei’s employment terminates ("Separation Date"). This amount consists of severance payments amounting to US$0.9 million as required under the Zheng Wei Transition Agreement and severance costs for other employee terminations during the six month period ended June 30, 2024.
(ii)Share-based compensation expenses also include the expenses accelerated for the unvested stock awards that will be terminated upon the Separation Date pursuant to the Zheng Wei Transition Agreement.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
7.                      Employee Benefit Expenses (continued)
Employee benefit expenses were charged in the following line items in the interim condensed consolidated statements of loss:

	Six Months Ended June 30,
	2023	2024
(In thousands)
Research and development expenses	$4,953	$4,160
Administrative expenses	4,164	4,130
	$9,117	$8,290
8.                      Other Income

	Six Months Ended June 30,
	2023	2024
(In thousands)
Government grants and tax incentives (i)	$1,468	$2,570
	$1,468	$2,570
(i)Government grants are cash incentives received related to specific operating expenses incurred. During the six months ended June 30, 2024, the Group received a research and development tax incentive from the Australian government totaling US$2.5 million. During the six months ended June 30, 2023, the Group received a research and development tax incentive from the Australian government totaling US$0.9 million and a government subsidy from a Chinese local government for research and development spending totaling US$0.6 million.
9.                      Other Gains – Net

	Six Months Ended June 30,
	2023	2024
(In thousands)
Net foreign exchange gains	$481	$162
Investment income from investments at fair value through profit and loss	782	2,058
Other loss	(100)	—
	$1,163	$2,220

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
10.                      Finance Income – Net

	Six Months Ended June 30,
	2023	2024
(In thousands)
Finance income
Interest from bank deposits and term deposits	$406	$311
Investment income from investments at fair value through other comprehensive income	1,300	100
	1,706	411
Finance cost
Interest expense for lease liabilities	(10)	(10)
	(10)	(10)
	$1,696	$401
11.                    Income Taxes
Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where the Group operated during the six months ended June 30, 2023 and 2024. The Company is incorporated and is exempt from income tax in the Cayman Islands, with subsidiaries formed in the United States, the People's Republic of China ("PRC"), Australia and Hong Kong.
For the six months ended June 30, 2024, the Group’s income tax expense of US$0.06 million is due primarily to income tax expense for Connect US. Connect US is treated for income tax purposes as a service provider for Connect HK and earns service fee income on a cost-plus basis.
As of June 30, 2024, the Group did not have any significant unrecognized uncertain tax positions.
12.                    Net (Loss) / Income Per Share
Basic net (loss) / income per share is calculated by dividing the (loss) / income attributable to owners of the Company by the weighted average number of ordinary shares outstanding. Diluted net (loss) / income per share is calculated using the weighted average number of ordinary and potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of shares that would be issued upon the exercise of stock options or conversion of all dilutive potential ordinary shares at no consideration as of the beginning of the period. Basic and diluted net (loss) / income per share are presented as follows:

	Six Months Ended June 30,
	2023	2024
Net (loss) / income attributable to owners of the Company (in thousands)	$(30,474)	$7,649
Weighted average number of ordinary shares outstanding	55,051,351	55,143,590

Basic net (loss) / income per share	$(0.55)	$0.14

Net (loss) / income attributable to owners of the Company (in thousands)	$(30,474)	$7,649
Weighted average number of ordinary shares outstanding	55,051,351	55,554,249

Diluted net (loss) / income per share	$(0.55)	$0.14

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
12.                    Net (Loss) / Income Per Share (continued)
For the six months ended June 30, 2024, potentially dilutive share options of 410,659 were included in computation of diluted earnings per share. For the six months ended June 30, 2023, potentially dilutive share options of 149,376 were excluded from the computation of diluted earnings per share as their effects were anti-dilutive.
13.                    Property, Plant and Equipment, net

	Laboratory equipment	Leasehold improvements	Office equipment, furniture and others	Total
(In thousands)
As of January 1, 2024
Cost	$5,576	$762	$340	$6,678
Accumulated depreciation	(1,516)	(532)	(280)	(2,328)
Exchange difference	(73)	(3)	—	(76)
Net book value	$3,987	$227	$60	$4,274

Six months ended June 30, 2024
Opening net book value	$3,987	$227	$60	$4,274
Exchange difference	(25)	(1)	—	(26)
Additions	291	—	—	291
Transfers	—	—	—	—
Depreciation	(245)	(60)	(32)	(337)
Disposal	—	—	—	—
Closing net book value	$4,008	$166	$28	$4,202

As of June 30, 2024
Cost	$5,867	$762	$340	$6,969
Accumulated depreciation	(1,761)	(592)	(312)	(2,665)
Exchange difference	(98)	(4)	—	(102)
Net book value	$4,008	$166	$28	$4,202

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
14.                    Right-of-Use Assets, net and Lease Liabilities
Amounts recognized in the interim condensed consolidated balance sheets are as follows:
(i)Right-of-use assets

Total *
(In thousands)
As of January 1, 2024	$453
Additions	—
Depreciation	(135)
Exchange difference	(1)
Net book value as of June 30, 2024	$317

As of June 30, 2024
Cost	$1,193
Accumulated depreciation	(875)
Exchange difference	(1)
Net book value	$317
*Right-of-use assets are comprised of the building space used for office rental.
(ii)Lease liabilities
We have a lease for a research, development, and administration facility in Taicang, Jiangsu Province, PRC, which expires in April 2026, and have a lease for an executive and administration office in San Diego, California, which expires in April 2025. The following tables provide information regarding these leases.
Amounts recognized as liabilities in the interim condensed consolidated balance sheets were as follows:

	December 31,	June 30,
	2023	2024
(In thousands)
Non-current	$180	$73
Current	285	252
	$465	$325
Amounts recognized in the interim condensed consolidated statements of (loss) / income in addition to office rental depreciation were as follows:

	Six Months Ended June 30,
	2023	2024
(In thousands)
Interest expense	$10	$10
The total cash outflow for leases for the six months ended June 30, 2023 and 2024 was US$0.1 million and US$0.1 million, respectively.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
15.                    Financial Assets at Fair Value Through Other Comprehensive Income
Financial assets at FVOCI are comprised of debt securities where the contractual cash flows are solely principal and interest and the objective of the Group’s business model is achieved by collecting contractual cash flows and selling financial assets. Debt investments at FVOCI were comprised of investments in United States ("U.S.") treasury bills, U.S. government agency bonds, and unlisted debt securities.
Unlisted debt securities are comprised of investments in commercial paper of financial institutions. Upon sale of the debt investments, any related balance within the FVOCI reserve is reclassified to other gains / (losses) within profit or loss. There were no sales of debt investments during the six months ended June 30, 2024. There were no debt investments as of June 30, 2024 as all of the debt investments have matured.

	December 31,	June 30,
	2023	2024
(in thousands)
Current assets
U.S. Treasury bills	$1,750	$—
U.S. Government agency bonds	3,953	—
Unlisted debt securities	6,943	—
	$12,646	$—
The following amounts are related to our debt investments at FVOCI:

	Six Months Ended June 30,
	2023	2024
(In thousands)
Interest income recognized in profit and loss related to debt investments	$1,300	$100
Gains recognized in other comprehensive income related to debt investments	$222	$11
Information about the methods and assumptions used in determining fair value is provided in Note 3. Impairment of debt investments at FVOCI is measured based on expected losses and changes in credit risk and recognized into profit and loss when determined. As of June 30, 2024, no impairment had been recognized on debt investments at FVOCI. All financial assets at FVOCI are denominated in US$.
16.                    Other Receivables and Prepayments

	December 31,	June 30,
	2023	2024
(In thousands)
Prepayment for contract research organization ("CRO") services	$1,732	$984
Prepaid expenses (i)	357	825
Deposits	51	67
Others	178	287
	$2,318	$2,163
(i)In March 2024, the Group made payments to purchase annual directors and officers liability insurance. Such expenses are amortized over 1 year.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements

17.                    Cash and Cash Equivalents

	December 31,	June 30,
	2023	2024
(In thousands)
Cash
–US$ deposits	$10,767	$12,405
–RMB deposits	15,614	14,804
–Australian Dollar deposits	1,309	3,876
Cash equivalents (Note 3)	78,317	79,089
	$106,007	$110,174
Cash located in the PRC earns interest at floating rates based on daily bank deposit rates, while deposits in banks outside the PRC are placed in sweep accounts that earn annualized yields up to 4.2%.
Cash denominated in RMB are deposited with banks in the PRC. The conversion of these RMB-denominated balances into foreign currencies and the remittance of funds out of the PRC are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.
Cash equivalents are denominated in US$ and are comprised of short-term, highly liquid investments with original maturities of 90 days or less, such as money market funds, which are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.
18.                    Share Capital and Premium
The authorized share capital of the Company as of June 30, 2024 was US$76,560. As of December 31, 2023 and June 30, 2024, there were 2,405,591 and 2,541,850, respectively, treasury shares of the Company. The number of the Company’s ordinary shares outstanding, net of treasury shares, as of December 31, 2023 and June 30, 2024 was 55,102,954 and 55,254,032, respectively. The movement in the number of ordinary shares outstanding is as follows:

	Number of ordinary shares	Share capital	Share premium	Total
(In thousands, except share data)
Issued, As of January 1, 2024	57,508,545	$10	$628,707	$628,717
Shares issued for employee share purchase plan ("ESPP")	27,337	—	20	20
Shares issued for stock incentive plan reserve (i)	260,000	—	—	—
Exercise of stock options	—	—	144	144
Issued, As of June 30, 2024	57,795,882	$10	$628,871	$628,881
Less: Treasury shares (i)	(2,541,850)
Outstanding ordinary shares	55,254,032
(i)Shares issued for the employee stock option plan are reserved and included in Treasury shares until the stock options are exercised.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
19.                    Share-based Compensation
2019 Stock Incentive Plan
The Group adopted the 2019 Stock Incentive Plan (“2019 Plan”) as approved by the Company's board of directors on November 1, 2019, under which the Group may grant various awards such as options, restricted shares or restricted share units to employees, directors, and consultants for services rendered.
2021 Stock Incentive Plan
The Group adopted the 2021 Stock Incentive Plan (“2021 Plan”) effective March 18, 2021. Awards granted under the 2021 Plan may be either stock options, stock appreciation rights, restricted stock units, restricted stock awards or dividend equivalent rights.
Through December 31, 2023, the Company granted a total of 6,816,634 options under the 2021 Plan. During the six months ended June 30, 2024, the Company granted an additional 1,502,667 options from the 2021 Plan. During the six months ended June 30, 2024, an additional 2,755,000 shares were made available for issuance under the Company's 2021 Plan in accordance with the evergreen provisions thereof. As of June 30, 2024, the Group had 6,897,773 ordinary shares available under the 2021 Plan for future grants.
2021 Employee Share Purchase Plan ("2021 ESPP")
The Group adopted the 2021 ESPP effective March 18, 2021 and began implementation in May 2022. A total of 600,000 ordinary shares were initially reserved for issuance under the 2021 ESPP.
The first offering period started on May 1, 2022. The following are the key provisions of the 2021 ESPP: each offering period covers a 24-month period with each offering period providing four purchase periods, with implementation of consecutive overlapping offering periods, limitation on the number of shares, reset and look-back provisions, and other restrictions. During the six months ended June 30, 2024, no additional shares were made available in accordance with the evergreen provisions of the 2021 ESPP. As of June 30, 2024, the Group had 1,037,751 ordinary shares reserved under the 2021 ESPP for future employee share purchases. As of June 30, 2024, 113,012 total shares had been issued under the 2021 ESPP.
2024 Employment Inducement Incentive Award Plan
The Group adopted the 2024 Employment Inducement Incentive Award Plan (“2024 Plan”) effective June 10, 2024. The terms of the 2024 Plan are substantially similar to the terms of the Company’s 2021 Plan with the exception that incentive stock options may not be issued under the 2024 Plan and awards under the 2024 Plan may only be issued to eligible recipients under the applicable Nasdaq rules. The 2024 Plan was adopted by the Company's board of directors without stockholder approval and any awards granted under the 2024 Plan are being made pursuant to Rule 5635(c)(4) of the Nasdaq Listing Rules.

The Company's board of directors has initially reserved 4,500,000 shares of the Company’s ordinary shares for issuance pursuant to awards granted under the 2024 Plan. In accordance with Rule 5635(c)(4) of the Nasdaq Listing Rules, awards under the 2024 Plan may only be made to an employee who has not previously been an employee or member of the board of directors of the Company or any subsidiary, or following a bona fide period of non-employment by the Company or a subsidiary, if he or she is granted such award in connection with his or her commencement of employment with the Company or a subsidiary and such grant is an inducement material to his or her entering into employment with the Company or such subsidiary.

During the six months ended June 30, 2024, the Company granted 4,431,223 options from the 2024 Plan. As of June 30, 2024, the Group had 68,777 ordinary shares under the 2024 Plan available for future grants.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
19.                    Share-based Compensation (continued)
The activities of the options outstanding for the six months ended June 30, 2024 for all stock award plans were as follows:

	Number of Options	Weighted Average Exercise Price Per Share Option
Options outstanding as of December 31, 2023	6,547,621
Granted during the six months ended June 30, 2024	5,933,890	US$1.63
Exercised during the six months ended June 30, 2024	(123,741)	US$0.76
Forfeited during the six months ended June 30, 2024 (i)	(129,438)	US$1.76
Expired during the six months ended June 30, 2024 (i)	(32,603)	US$6.41
Canceled under Zheng Wei Transition Agreement during the six months ended June 30, 2024 (ii)	(568,353)	US$1.73
Options outstanding as of June 30, 2024	11,627,376
Options exercisable as of June 30, 2024	3,814,017
The weighted average remaining contractual life of options outstanding as of December 31, 2023 and June 30, 2024 were 8.2 years and 9.2 years, respectively.
(i)    Forfeited options include unvested options forfeited upon employment termination and expired options include vested options which have expired after their exercise period.
(ii)    Canceled options under the Zheng Wei Transition Agreement include the unvested stock awards that will be terminated upon Separation Date as set forth in Note 7(ii).
Fair value of options granted and ESPP compensation
Based on the fair value of the underlying ordinary shares, using public market pricing, the Group used the Binomial option-pricing model to determine the fair value of options as of the grant date. Key assumptions for the options granted for the periods are set forth below:

June 30,
	2023	2024

Weighted average exercise price during the period	US$1.25	US$1.63
Grant date share price	US$0.99 ~ US$1.29	US$1.18 ~ US$1.79
Risk-free interest rate	3.6%~4.2%	4.2%~4.8%
Expected volatility	59.6%~60.0%	101.9%~104.3%
Expected life	10 years	10 years
Expected early exercise multiple	2.2-2.8	2.2-2.8
Dividend yield	Nil	Nil
Forfeiture rate	*8.5%-12.3%	*5.6%-9.0%
Weighted average fair value of options granted during the period	US$0.72	US$1.23
*Forfeiture rates for executives and directors, and all other employees in six months ended June 30, 2023, were 8.5%~12.3% and 11.7%, respectively. Forfeiture rates for executives and directors, and all other employees in the six months ended June 30, 2024, were 5.6%~9.0% and 7.9%~8.4%, respectively.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
19.                    Share-based Compensation (continued)
Separately, the Group used the Black-Scholes option-pricing model to determine the fair value of ESPP compensation expense calculation as of the grant date, which was less than US$0.01 million for the periods presented. The amounts withheld from employees’ paychecks as of June 30, 2024 totaled US$0.01 million, which is recorded in other payables and accruals within current liabilities. The weighted average discounted ESPP purchase price for issued shares during the six months ended June 30, 2023 and June 30, 2024 was US$0.73 and US$0.74, respectively.
The Company adopted the average volatility of comparable companies as a proxy of the expected volatility of the underlying shares. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining life of the stock options or ESPP shares, respectively.
Share-based compensation expenses included in the interim condensed consolidated statements of (loss) / income for the six months ended June 30, 2023 and 2024 were as follows:

	Six Months Ended June 30,
	2023	2024
(In thousands)
Research and development expenses (Note 7)	$1,093	$847
Administrative expenses (Note 7)	1,207	992
	$2,300	$1,839
20.                    Other Payables and Accruals

	December 31,	June 30,
	2023	2024
(In thousands)
Accrued professional service fee	$645	$1,193
Payroll and welfare payables	1,916	1,965
Others	438	513
	$2,999	$3,671

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements
21.                    Cash flow information
Cash used in operations

		Six Months Ended June 30,
	Notes	2023	2024

(In thousands)
Net (loss) / income before income tax		$(30,410)	$7,709
Adjustments for:
Interest expense for lease liabilities	10	10	10
Investment management fee		35	44
Interest income from investments at fair value through other comprehensive income	10	(1,300)	(100)
Amortization of intangible assets		4	4
Depreciation of property, plant and equipment	13	366	337
Depreciation of rights-of-use assets	14	137	135
Share-based compensation expense	19	2,300	1,839
Net foreign exchange differences		(481)	(61)
Loss on disposal of land use rights and other		100	—
Changes in working capital
Other receivables and prepayments		(321)	348
Other non-current assets		(485)	23
Contract assets	5	—	(3,561)
Other payables and accruals		(203)	589
Deferred income		(490)	(11)
Contract liabilities	5	—	(13,320)
Trade payables		(417)	(1,959)
Net cash used in operations		$(31,155)	$(7,974)
Supplemental Cash Flow Information:

	Six Months Ended June 30,
	2023	2024
(In thousands)
Interest income received	$1,179	$2,348
22.                    Commitments
As of June 30, 2024, the Group had no capital commitments.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to Unaudited Interim Condensed Consolidated Financial Statements

23.                    Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control or exercise significant influence over the other party. Parties are also considered to be related if they are subject to common control. Members of key management of the Group and their close family members are also considered as related parties.
The following is a summary of significant transactions with members of key management during the six months ended June 30, 2023 and 2024.
Key management personnel compensation:

	Six Months Ended June 30,
	2023	2024
(In thousands)
Wages, salaries and bonuses	$1,541	$1,212
Share-based compensation expenses	1,047	1,155
Severance costs (Note 7(i))	—	808
Contributions to defined contribution plan	27	11
Welfare, housing funds and other	17	58
	$2,632	$3,244
Payroll and welfare payables in relation to key management as of June 30, 2024 include accrued wages, salaries and bonuses amounting to US$0.4 million and severance costs amounting to US$0.8 million. Payroll and welfare payables in relation to key management as of December 31, 2023 include accrued wages, salaries and bonuses amounting to US$0.6 million

24.                    Events After the Reporting Period
Transition agreements
In July 2024, through its subsidiary, Connect HK, the Company has entered into an employment transition agreement (the “Wubin Pan Transition Agreement”) with Wubin Pan, Ph.D. Pursuant to the Wubin Pan Transition Agreement, Dr. Wubin Pan has agreed to serve as a non-executive employee in the role of General Manager of Greater China Operations of the Company until the earlier of (i) December 31, 2024, or (ii) the date on which Dr. Wubin Pan’s employment terminates.
While Dr. Wubin Pan continues to serve as General Manager of Greater China Operations, he will receive an initial base salary of US$512,000 per year, remain bonus eligible with the same target bonus opportunity as currently in effect, and participate in the Company’s employee benefit plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included in this Form 6-K and our Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2023 contained in our Annual Report on Form 20-F for the year ended December 31, 2023. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Our consolidated financial statements are presented in U.S. dollars, US$ or $.
Unless otherwise indicated or the context otherwise requires, all references in this section to the terms “Company,” “we,” “us,” “our,” “our company” and “Connect Biopharma” refer to Connect Biopharma Holdings Limited, together with our direct and indirect wholly owned subsidiaries.
The Company cautions that statements included in this report that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “look forward,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development or regulatory milestones, and the potential of such product candidates, including to achieve any benefit or profile or any product approval. The inclusion of forward-looking statements shall not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties inherent in the Connect Biopharma business and other risks described in the Company's filings with the SEC, including the Company’s Annual Report on Form 20-F filed with the SEC on April 16, 2024, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma's filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.
Overview

We are a global clinical-stage biopharmaceutical company developing therapies for the treatment of T cell-driven inflammatory diseases. Our goal is to build a rich pipeline of internally designed, wholly owned small molecules and antibodies targeting other aspects of T cell biology. Our core expertise is in the use of functional cellular assays with T cells to screen and discover potent product candidates against immune targets. Our two most advanced clinical-stage programs include highly differentiated product candidates against validated targets. Our lead product candidate, rademikibart (formerly CBP-201), is an antibody designed to target interleukin-4 receptor alpha, which is a validated target for the treatment of inflammatory diseases such as atopic dermatitis (“AD”) and asthma. We completed a global Phase 2b clinical trial and a pivotal China study evaluating rademikibart in adult patients with moderate-to-severe AD. We have also completed a global Phase 2b clinical trial in adults with moderate-to-severe persistent asthma. Furthermore, we completed a global Phase 2 trial in ulcerative colitis (“UC”) for icanbelimod (formerly CBP-307), a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1, or S1P1, and reported both top-line results for the induction period in 2022 and long-term results of the maintenance period in 2023.
Since our inception, we have devoted our resources to developing a differentiated drug discovery approach based on our deep understanding of the immune system and conducting preclinical studies and clinical trials, as well as protecting our intellectual property estate comprising multiple patent families and know-how. Additionally, we have applied resources to business planning and capital raising to develop a pipeline of product candidates. We have funded our operations primarily through cash contributions from equity financings and payments under a license and collaboration agreement (the "License Agreement"). As of June 30, 2024, we had a balance of approximately US$110.2 million in cash and cash equivalents.

As a research intensive, innovation-focused entity, we have incurred losses and experienced negative operating cash flows since our inception. Our net (loss) / income was US$(30.5 million) and US$7.6 million for the six months ended June 30, 2023 and 2024, respectively. As of June 30, 2024, we had accumulated losses of approximately US$531.7 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities, and seek regulatory approvals for our product candidates, as well as hire additional personnel, obtain and protect our intellectual property and expand our pipeline of product candidates.
As our product candidates move further into clinical development stages, we may receive milestone and other payments from third parties with whom we may choose to collaborate. In addition, we may also receive revenues from product commercialization if we obtain regulatory approval for any of our product candidates. However, even with these sources of revenue and income, we may continue to experience losses and negative operating cash flows and may not be able to fund our late-stage programs without additional fundraisings, licensing or partnership proceeds. We believe that our existing cash and cash equivalents, noted above will be sufficient to meet our anticipated daily operation needs and capital expenditure requirements for at least the next twelve months from the date of this report.
Key Components of Our Results of Operations
Revenue

We do not currently have any approved products. Accordingly, we have not generated any product revenue and do not expect to do so unless we obtain regulatory approval and commercialize any of our product candidates. We entered into the License Agreement during the year ended December 31, 2023 and have started to recognize revenue from this arrangement during the six months ended June 30, 2024.
Operating Expenses
Research and Development Expenses
Research and development expenses are primarily related to preclinical and clinical development of our product candidates and discovery efforts. Elements of research and development expenses primarily include (1) expenses related to preclinical testing of our technologies under development and clinical trials such as payments to contract research organizations, investigators and clinical trial sites that conduct the clinical studies, (2) consultant services related to the design of clinical trials and data analysis, (3) payroll and other related expenses of personnel engaged in research and development activities, (4) expenses to develop our product candidates, including raw materials and supplies, product testing, manufacturing services, depreciation, and facility-related expenses, and (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses.
The majority of our third-party expenses have been related to the development of rademikibart and icanbelimod. During the six months ended June 30, 2023 and 2024, we incurred US$17.1 million and US$7.2 million, respectively, in clinical trial related expenses relating to rademikibart, as well as US$2.0 million and US$0.0 million, respectively, in clinical trial related expenses relating to icanbelimod. We deploy our personnel and facility-related resources across all of our research and development activities. We have continued to incur research and development expenditures as we continue the development of our product candidates and conduct discovery and research activities for our preclinical programs. Product candidates in a later stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. We expect to continue incurring research and development costs as we conduct new and ongoing preclinical studies and clinical trials and manufacture our product candidates.
We cannot determine with certainty the timing of initiation, duration, or completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates to pursue, as well as how much funding is needed to direct to each product candidate on an ongoing basis in response to the results of preclinical studies and clinical trials, regulatory developments and our assessments as to each product candidate’s commercial potential. It is likely that we will need to raise additional capital in the future for commercialization of our products, assuming that we obtain regulatory approval. Our clinical development costs are highly uncertain and may vary significantly based on factors such as:
•per patient trial costs;
•the number of trials required for approval;
•the number of sites included in the trials;
•the countries in which the trials are conducted;
•the length of time required to enroll eligible patients;
•the number of patients that participate in the trials;
•the drop-out or discontinuation rates of patients;
•potential additional safety monitoring requested by regulatory agencies;
•the duration of patient participation in the trials and follow-up;
•the cost and timing of manufacturing our product candidates;
•the phase of development of our product candidates; and
•the efficacy and safety profile of our product candidates.
Any of these variables with respect to the development of our product candidates or any other future candidate that we may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, the PRC National Medical Products Administration, or another regulatory authority were to require us to conduct preclinical studies and clinical trials beyond those we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs. We may never succeed in obtaining regulatory approval for any of our product candidates.
Administrative Expenses
Administrative expenses primarily include payroll and related expenses for employees involved in general corporate functions including finance, legal and human resources, rental and depreciation expenses related to facilities and equipment used by these functions, professional service expenses, insurance, and other general corporate related expenses.
We expect that administrative expenses will fluctuate due to headcount movement and continue to reflect various professional fees, including audit, legal, regulatory and tax-related services, associated with maintaining compliance with Nasdaq listing and SEC requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.
Other Income
Other income consists of government grants and tax incentives received by us. Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and that we will comply with all requirements. Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Other Gains—Net
Other gains or losses consist of investment income from investments recorded at fair value through profit and loss and the foreign exchange gains and losses resulting from the settlement of foreign exchange transactions, most of which were denominated in U.S. dollars for the subsidiaries that have functional currency in RMB. Non-operating income and losses are recorded in other gains - net.

Finance Income
Finance income is comprised primarily of interest income earned from bank and term deposits that are held for cash management purposes and the interest income from investments recorded at fair value through other comprehensive income.
Finance Cost
Finance cost is mainly comprised of interest for lease liabilities.
Income Taxes
Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where we operate.
(a)Cayman Islands
We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. Accordingly, we are exempted from Cayman Islands income tax.
(b)Hong Kong
Hong Kong profits tax rate has been 16.5% since April 1, 2018 when the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any incremental assessable profits. No Hong Kong profit tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the six months ended June 30, 2023 or 2024.
(c)United States
Our subsidiary, Connect Biopharm LLC (“Connect US”), is incorporated in the United States and is a disregarded entity wholly owned by Connect Biopharma HongKong Limited (“Connect HK”), from a tax perspective. During the six months ended June 30, 2023 and 2024, from a U.S. tax perspective, Connect HK is subject to U.S. federal corporate income tax at a rate of 21% and to state income tax in California at a rate of 8.84%, to the extent the income is apportionable to Connect US. Income tax expense recorded for the six months ended June 30, 2023 and 2024 for taxable income generated by Connect US was US$0.06 million and US$0.06 million, respectively.
(d)Australia
Our subsidiary, Connect Biopharma Australia PTY LTD (“Connect AU”), is incorporated in Australia. Companies registered in Australia are subject to Australian profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Australian tax laws. The applicable tax rate in Australia is 30%. Connect AU had no taxable income for the six months ended June 30, 2023 or 2024, therefore, no provision for income taxes has been provided.
(e)People’s Republic of China ("PRC")
Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of our respective subsidiaries formed in the PRC in accordance with relevant PRC enterprise income tax rules and regulations. No provision for PRC corporate income tax has been made for the six months ended June 30, 2023 or 2024 as we did not have any assessable profit for the year ended December 31, 2023 and do not expect the taxable profit to exceed the net operating loss carryforwards for the year ending December 31, 2024.

Results of Operations
Comparison of the Six Months Ended June 30, 2023 and 2024
The following table summarizes key components of our results of operations:

	Six Months Ended June 30,
	2023	2024	Change
(In thousands)
Revenue from contracts with customers	$—	$24,116	$24,116
Total revenue	—	24,116	24,116

Research and development expenses	(26,642)	(13,316)	13,326
Administrative expenses	(8,095)	(8,282)	(187)
Other income	1,468	2,570	1,102
Other gains - net	1,163	2,220	1,057
Operating (loss) / income	(32,106)	7,308	39,414

Finance income	1,706	411	(1,295)
Finance cost	(10)	(10)	—
Finance income - net	1,696	401	(1,295)

Net (loss) / income before income tax	$(30,410)	$7,709	$38,119
Income tax expense	(64)	(60)	4
Net (loss) / income	$(30,474)	$7,649	$38,123
Revenue from Contracts with Customers
Revenue from contracts with customers increased from US$ nil to US$24.1 million for the six months ended June 30, 2024 compared to that of the same period in 2023. This increase was driven by recognition of revenue under the License Agreement.
Research and Development Expenses
Research and development expenses decreased from US$26.6 million to US$13.3 million for the six months ended June 30, 2024 compared to that of the same period in 2023. This decrease was driven primarily by lower clinical trials, drug manufacturing expenses, and personnel expenses. Clinical trials and drug manufacturing expenses decreased from US$19.9 million to US$7.1 million due to (i) completion of the rademikibart global Phase 2b program in patients with asthma in late 2023, (ii) decrease during 2024 in spending for the rademikibart China pivotal trials for patients with atopic dermatitis, and (iii) higher product manufacturing costs incurred during 2023 to enable drug product availability of rademikibart for clinical trials. Personnel expense decreased from US$5.0 million to US$4.2 million because of a decrease in the number of clinical operations and development, drug manufacturing, and other research and development employees, offset by severance expenses.
Administrative Expenses
Administrative expenses increased from US$8.1 million to US$8.3 million for the six months ended June 30, 2024, compared to that of the same period in 2023. The increase in administrative expenses during the six months ended June 30, 2024 was primarily due to severance costs associated with employee headcount reductions or transitions.

Other Income
Other income increased from US$1.5 million to US$2.6 million for the six months ended June 30, 2024, compared to that of the same period in 2023. For the six months ended June 30, 2024, the amount consisted of US$2.5 million of a research and development tax incentive from the Australian government. For the six months ended June 30, 2023, the amount consisted of US$0.9 million for a research and development tax incentive from the Australian government and US$0.6 million of a Chinese government subsidy for research and development spending.
Other Gains—Net
Other gains-net increased from US$1.2 million to US$2.2 million for the six months ended June 30, 2024, compared to that of the same period in 2023, due to a higher amount of investment income from investments recorded at fair value through profit and loss.
Finance Income—Net
The decrease in finance income-net from US$1.7 million to US$0.4 million for the six months ended June 30, 2024, compared to that of the same period in 2023, is mainly from lower interest income from investments recorded at fair value through other comprehensive income.
Liquidity and Capital Resources
Overview
We are a clinical development stage company and are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of June 30, 2024, we had accumulated losses of US$531.7 million, and we expect to continue to incur losses for the foreseeable future. As of June 30, 2024, we had cash and cash equivalents of US$110.2 million. The principal sources of funding have historically been continuous cash contributions from equity financings and cash receipts under the License Agreement. We believe, based on our current operating plan and expected expenditures, that our existing cash and cash equivalents will be sufficient to meet our anticipated cash and capital expenditure requirements for at least the next twelve months from the date of this report and therefore meet the requirements of a going concern.
Cash Flows for the Six Months Ended June 30, 2023 and 2024
The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,
	2023	2024
(In thousands)
Cash Flow Data
Net cash used in operating activities	$(31,155)	$(7,974)
Net cash generated from investing activities	34,088	12,277
Net cash generated used in financing activities	(122)	(46)
Net increase in cash and cash equivalents	$2,811	$4,257
Operating Activities
During the six months ended June 30, 2024, net cash used in operating activities was US$8.0 million, primarily due to our net income of US$7.6 million and adjustments of US$2.1 million, offset by negative working capital change in our operating assets and liabilities of US$17.8 million. The adjustments consisted primarily of share-based compensation expense of US$1.8 million. The negative working capital change in operating assets and liabilities was primarily due to a decrease in contract liabilities of US$13.3 million, an increase in contract assets of US$3.6 million, and a decrease in trade payables of US$2.0 million, offset by an increase in other payables and accruals of US$0.6 million.

During the six months ended June 30, 2023, net cash used in operating activities was US$31.2 million, primarily due to our net loss of US$30.5 million and negative working capital change in our operating assets and liabilities of US$1.9 million, partially offset by adjustments of US$1.2 million. The adjustments consisted primarily of share-based compensation expense of US$2.3 million, offset by interest income from investments at fair value through other comprehensive income of US$1.3 million. The negative working capital change in operating assets and liabilities was primarily due to a decrease in deferred income of US$0.5 million, an increase in other non-current assets of US$0.5 million due to deductible value-added tax, a decrease in trade payables of US$0.4 million, and an increase in other receivables and prepayments of US$0.3 million driven by prepayments to the clinical trials related vendors for rademikibart and icanbelimod.
Investing Activities
During the six months ended June 30, 2024, net cash generated from investing activities of US$12.3 million was primarily related to the maturity of financial assets at fair value through other comprehensive income of US$12.8 million, partially offset by the purchase of property, plant and equipment of US$0.4 million.
During the six months ended June 30, 2023, net cash generated from investing activities of US$34.1 million was primarily related to the maturity of financial assets at fair value through other comprehensive income of US$65.4 million, partially offset by the purchase of financial assets at fair value through other comprehensive income of US$31.0 million.
Financing Activities
During the six months ended June 30, 2024 and 2023, net cash used in financing activities was US$0.05 million and US$0.1 million, respectively.

Exhibit Index

Exhibit No.	Description

99.1	Press Release Dated September 5, 2024

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 5, 2024	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
Name: Steven Chan
Title: Chief Financial Officer